Elevation Series Trust 485BPOS

Exhibit 99.(h)(16)

SECOND AMENDED AND RESTATED SRH FUND ADDENDUM DATED MAY 1, 2025

TO THE MASTER ADMINISTRATION AND FUND ACCOUNTING AGREEMENT

BETWEEN ELEVATION SERIES TRUST AND PARALEL TECHNOLOGIES LLC

1.	Relationship to Agreement: This Second Amended and Restated Fund Addendum amends and replaces in its entirety the related Amended and Restated SRH Fund Addendum dated October 23, 2023, effective as of the date set forth above. Except as specifically set forth herein, defined terms used in this Fund Addendum shall have the meaning set forth in the Master Administration and Fund Accounting Agreement by and between the between Elevation Series Trust and Paralel Technologies LLC, as may be amended (the “Agreement”). Upon executing this Fund Addendum, the Complex Adviser (as defined below) and the Fund(s) in the Fund Complex described herein shall be included in the terms and conditions of the Agreement as if the same had been an original party thereto, as applicable to the Fund(s) in the Fund Complex. In the event of a conflict between the terms set forth in this Fund Addendum and any terms set forth in the Agreement, the terms set forth in this Fund Addendum shall govern, but solely with respect to the Fund Complex described herein. The terms set forth below only apply to the Funds in the Fund Complex.

2.	Fund Complex: The “Fund Complex“ includes each of the Fund(s) listed below. This Fund Addendum may be amended to add additional funds to the Fund Complex that are established as a series of the Trust subsequent to the date hereof for which Paralel Advisors LLC (the “Complex Adviser”) serves as adviser.

●	SRH U.S. Quality ETF (“SRHQ”)

●	SRH REIT Covered Call ETF (“SRHR”)

3.	Start Date, Term, and Termination: The term of this Fund Addendum shall begin as September 30, 2022 (“Addendum Start Date”) and continue in effect with respect to the Fund Complex for a period of 3 years from the Addendum Start Date (the “Initial Term”). Fees for new Funds shall begin on the day that such Fund first calculates a net asset value. Following expiration of the Initial Term, this Fund Addendum shall continue in effect for successive periods of one year (each, a “Renewal Term” and collectively, with the Initial Term, a “Term”) unless otherwise terminated or a notice of non-renewal is given as set forth in the Agreement. This Fund Addendum may only be terminated at the end of a Term or as otherwise set forth in the Agreement. Any payment obligation of the Complex Adviser and/or Fund(s) under the Agreement and/or this Fund Addendum shall survive the termination of the Agreement and/or this Fund Addendum until such obligation is fulfilled.

4.	Additional Services:

In addition to the services listed in Appendix B of the Agreement, the following services may be provided to the Funds as agreed to by the parties:

ETF Basket Services - Provision of basket services in connection with ETF creation and redemption unit processing, including:

■	Creation of PCF (Portfolio Composition File) in NSCC Format

■	Apply application corporate actions to PCF

■	Basket valuation and calculation of estimated and actual cash components

■	Transmit PCF to each Fund and investment adviser as instructed

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■	Submit create/redeem file to NSCC

■	Distribute PCF (in NSCC file format) to custodian for dissemination to NSCC

■	Create and deliver to custodian the trade confirmation file

■	Coordination of collateral management process for failed in-kind trades for Fund(s) which do not participate in the custodian-managed NSCC’s Continuous Net Settlement (“CNS”) system.

5.	Fees and Expenses Applicable to Fund Complex: The following fees are due and payable monthly to the Administrator pursuant to Section 2 of the Agreement, payable out of the assets of each Fund, except that for situations where the Complex Adviser is subject to a unitary fee arrangement with a Fund, the Complex Adviser will be primarily responsible for and agrees to make such payment of fees, charges and obligations due to the Administrator pursuant to the Agreement and this Fund Addendum. However, in all situations, the Trust, on behalf of its Funds, acknowledges that the applicable Fund remains responsible for any fees, charges and obligations or other liabilities that the Complex Adviser fails to pay.

a.	Base Fees: Each Fund in the Fund Complex will be charged the greater of the (i) Asset Based Fee based upon an application of the following basis point fee schedule, or (ii) the Annual Minimum Fee, as described below, in each case calculated at the individual Fund level:

Redacted.

b.	ETF Basket Services Fee: Redacted.

i.	Settlement Services Management Fee: Redacted.

*	COL: All non-basis point fees in the Agreement, as generally marked with an asterisk, are subject to the CPI increases as set forth in Section 2 of the Agreement.

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Out-of-Pocket Expenses: Without limiting any provision in this Agreement, the Fund(s) and/or Complex Adviser shall be responsible and will reimburse Administrator for all out of pocket costs, including, among others, any security pricing and data fees (including but not limited to ICE, Gainskeeper, E&Y PFIC Analyzer, Bloomberg, GICS, MSCI, CUSIP, SEDOL), index or benchmark licensing fees, any fees or expenses charged by software systems utilized in connection to the provision of the Services (including but not limited to those related to the setup, maintenance, or use of, or the performance calculations for a benchmark, index, fund, and/or share class), fees applicable to the use of third party indexes or benchmarks; third-party board portal expenses, Edgar filer service fees (including costs of preparation, typesetting, XBRL-tagging, page changes and all other print vendor, document management, EDGAR conversion or other related charges); cost of mailings, including typesetting, printing, postage and fulfillment costs of a third party printer, as well as any e*delivery services; bank loan sub-accounting fees, Blue Sky permit processing fees and state registration fees, SOC 1/SSAE 18 control review reports, travel expenses of Administrator individuals to in-person Board meetings and on-site reviews, typesetting, printing, filing and mailing fees (including additional fees or surcharges related to expedited typesetting, printing, filing and mailing events), fulfillment costs, postage, statement paper, IRA custodial fees, wire fees and other bank charges, E*Delivery services, enhanced reporting activities, expenses or fees of third parties regarding the provision of ETF Basket Services (including but not limited to, DTCC, CNS, NSCC, the custodian, or any other third-party), and any other reasonable expenses incurred in connection with Administrator’s performance of its duties under the Agreement. Administrator may provide certain services or data to the Trust that would otherwise be an out-of-pocket cost and will be billed to the Trust at the Administrator’s standard rates for such service.

6.	Additional Notice Addresses:

To Complex Adviser:
Paralel Advisors LLC
1700 Broadway Suite 1850
Denver, Colorado 80290 Attn: General Counsel
Email:

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[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Fund Addendum as of the day and year first above written.

ELEVATION SERIES TRUST
A Delaware statutory trust
On Behalf of the Fund(s) listed herein.

By:
Name:	Bradley Swenson
Title:	President

PARALEL TECHNOLOGIES LLC
A Delaware limited liability company

By:
Name:	Jeremy May
Title:	Chief Executive Officer

PARALEL ADVISORS LLC
A Delaware limited liability company

By:
Name:	Chris Moore
Title:	General Counsel

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